Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme : Carbine Resources Limited

ACN/ARSN: 122 976 818

1. Details of substantial holder(1)

Name Allied Gold Limited
ACN/ARSN (if applicable) 104 855 067

There was a change in the interests of the substantial holder on : 26 July 2007
The previous notice was given to the company on : 8 March 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	4,020,000	13.62%	4,020,000	12.33%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial hoiding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26 July 2007	Allied Gold Limited	Diluted by share placement completed by Carbine Resources Limited	N/A	Fully Paid Ordinary Shares	1.29%
26 July 2007	Each of the Allied Gold Limited Associates	Diluted by share placement completed by Carbine Resources Limited	N/A	Fully Paid Ordinary Shares	1.29%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Allied Gold Limited	Allied Gold Limited	N/A	Beneficial Holder. The shares are subject to an escrow period of 24 Months from 16 March 2007.	4,020,000 Fully Paid Ordinary Shares	12.33%
Each of Allied Gold Limited Associates	Allied Gold Limited	N/A	Taken under the Corporations Act to have a relevant interest by reason of being an associate of Allied Gold Limited	4,020,000 Fully Paid Ordinary Shares	12.33%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Allied Gold Limited	Unit 15 51-53 Kewdale Road Welshpool WA

Signature

print name Peter Patrick Torre **capacity** Company Secretary

sign here **date** **30 July 2007**